MONARCH INVESTMENT PROPERTIES, INC.

1801 N. Military Trail

Suite 203

Boca Raton, Florida 33431

Tele: (561) 391-6117	jjfn@prodigy.net	Fax: (561) 391-6187

March 17, 2010

VIA:	EDGAR

Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attn: Raj Rajan

RE:	Monarch Investment Properties, Inc.;
Your Letter Dated March 1, 2010;
Form 10-K for the fiscal year ended June 30, 2009
Filed August 17, 2009
SEC File No. 000-52754

Dear Mr. Rajan:

In response to your letter, above referenced, below please find the responses of the above referenced issuer (the “Company” or the “Registrant”). Each response coincides with the numbered comment in your letter.

Form 10-K/A for the Fiscal Year Ended June 30, 2009

Item 5. Market for Common Equity and Related Stockholder Matters

Comment No. 1

The amendment to the Company’s Form 10-K includes additional disclosure applicable to Item 201(b)(1) of Regulation S-K.

Securities and Exchange Commission

March 17, 2010

Item 9A.Controls and Procedures

Comment No. 2

The Company’s 10-K/A1 contains revised disclosure pursuant to the staff’s comment.

Item 11. Executive Compensation

Comments No. 3

We do not believe that the payment of the management fee of $500 to Strategic should be deemed indirect compensation to Mr. Miller. This $500 fee is intended to reimburse Strategic for costs and expenses incurred by the Company. In fact, the cost to Strategic for the services and expenses incurred on behalf of the Company far exceeds $500 per month. However, the Form 10-K/A1 has been revised to include a Summary Compensation Table with the monthly fee of $500 included, along with a footnote for this charge that more fully explains this situation.

Item 13. Certain Relationships and Related Transactions and Directors Independence  Comment No. 4

The Company’s Form 10-K/A1 contains additional disclosure as required by Items 404 and 407(a) of Regulation S-K.

Signatures

Comment No. 5

The signature page to the Form 10-K/A1 has been signed by a majority of the directors of the Company.

Section 302 Certification

Comment No. 6

The certification pursuant to Section 302 has been revised to comply with the language required by Item 601(31) of Regulation S-K.

Securities and Exchange Commission

March 17, 2010

In addition, the relevant Tandy Letter has been filed on Edgar prior to the filing of the Form 10-K/A1.

Thank you for your assistance. If we can be of any assistance in connection with the staff’s review of the enclosed, please do not hesitate to contact the undersigned at your earliest convenience.

Very truly yours,

s/ David Miller

David Miller

Chief Executive Officer